UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 26, 2019

SPRINT CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	1-04721	46-117005
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6200 Sprint Parkway, Overland Park, Kansas		66251
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (913) 794-1091

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	S	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Asset Purchase Agreement

On July 26, 2019, Sprint Corporation (“Sprint”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with T-Mobile US, Inc. (“T-Mobile”) and DISH Network Corporation (“DISH”). T-Mobile and Sprint are collectively referred to as the “Sellers.” Pursuant to the Asset Purchase Agreement, upon the terms and subject to the conditions thereof, following the consummation of the Merger Transactions (as defined below), DISH will acquire Sprint’s prepaid wireless business, currently operated under the Boost Mobile, Virgin Mobile and Sprint prepaid brands (excluding the Assurance brand Lifeline customers and the prepaid wireless customers of Shenandoah Telecommunications Company and Swiftel Communications, Inc.), including customer accounts, inventory, contracts, intellectual property and certain other specified assets (the “Prepaid Business”), and will assume certain related liabilities (the “Prepaid Transaction”). DISH will pay the Sellers $1.4 billion for the Prepaid Business, subject to a working capital adjustment.

The Asset Purchase Agreement has been approved by the Boards of Directors of each of DISH, T-Mobile and Sprint. In addition, each of Deutsche Telekom AG (“Deutsche Telekom”) and SoftBank Group Corp. (“SoftBank”) have consented to the entry into the Asset Purchase Agreement.

The Sellers have made customary representations and warranties and have agreed to customary covenants regarding the operation of the Prepaid Business between the execution of the Asset Purchase Agreement and the closing of the Prepaid Transaction, including a covenant to conduct the Prepaid Business in the ordinary course during the period prior to closing, subject to certain exceptions.

The consummation of the Prepaid Transaction is subject to the consummation of the Merger Transactions and other customary closing conditions, including, among others: (i) the absence of a breach of each party’s representations and warranties, subject to agreed materiality standards, (ii) the absence of a material adverse effect on the Prepaid Business, (iii) the performance of certain covenants in all material respects, and (iv) the ability of T-Mobile to activate customers of the Prepaid Business on the T-Mobile network pursuant to a Master Network Services Agreement between T-Mobile and DISH that will be executed upon the closing of the Prepaid Transaction.

The Asset Purchase Agreement contains certain termination rights for the Sellers and DISH. The Asset Purchase Agreement also provides that either party may specifically enforce the other party’s obligations under the Asset Purchase Agreement. In addition to the foregoing termination rights, and subject to certain limitations, DISH may terminate the Asset Purchase Agreement if the Prepaid Transaction is not consummated by July 26, 2020, and the Sellers or DISH may terminate the Asset Purchase Agreement if the Prepaid Transaction is not consummated by the date that is 90 days following the consummation of the Merger Transactions.

In addition, the Asset Purchase Agreement requires the Sellers to indemnify DISH for certain damages arising out of breaches of representations or warranties of the Sellers in the Asset Purchase Agreement, certain failures to perform obligations under the Asset Purchase Agreement, excluded liabilities, and certain other matters.

At the closing of the Prepaid Transaction (which will not occur unless the Merger Transactions have been consummated), the Sellers and DISH will enter into (i) a License Purchase Agreement pursuant to which (a) the Sellers will sell certain 800 MHz spectrum licenses held by Sprint to DISH for a total of approximately $3.6 billion in a transaction to be completed, subject to certain additional closing conditions, following an application for FCC approval to be filed three years following the closing of the Merger Transactions and (b) the Sellers will have the option to lease back from DISH, as needed, a portion of the spectrum sold for an additional two years following the closing of the spectrum sale transaction, (ii) a Transition Services Agreement providing for the Sellers’ provision of standard transition services to DISH in connection with the Prepaid Business for a period of up to three years following the closing of the Prepaid Transaction, (iii) a Master Network Services Agreement providing for the Sellers’ provision of network services to customers of the Prepaid Business for a period of up to seven years following the closing of the Prepaid Transaction, and (iv) an Option to Acquire Tower and Retail Assets offering DISH the option to take on leases for certain decommissioned towers and retail locations from the Sellers, subject to obtaining all necessary third-party consents, for a period of up to five years following the closing of the Prepaid Transaction. If DISH breaches the License Purchase Agreement prior to the closing of such agreement or fails to deliver the purchase price following the satisfaction or waiver of all closing conditions, DISH’s sole liability to T-Mobile will be to pay T-Mobile a fee of approximately $72 million.

The foregoing description of the Asset Purchase Agreement is not complete and is qualified in its entirety by reference to a copy of the Asset Purchase Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Amendment to Business Combination Agreement

On July 26, 2019, in connection with the entry into the Asset Purchase Agreement, Sprint and the other parties to the Business Combination Agreement (as defined below) entered into Amendment No. 1 (the “Amendment”) to the Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, by and among T-Mobile, Sprint, Huron Merger Sub LLC, Superior Merger Sub Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom, Deutsche Telekom Holding B.V. and SoftBank. As previously disclosed, the Business Combination Agreement provides for T-Mobile and Sprint to combine their respective businesses, on the terms and subject to the conditions set forth in the Business Combination Agreement (the “Merger Transactions”).

The Amendment extends the Outside Date (as defined in the Business Combination Agreement) to November 1, 2019, or, if the Marketing Period (as defined in the Business Combination Agreement) has started and is in effect at such date, then January 2, 2020. The Amendment also provides that the closing of the Merger Transactions will occur on the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the satisfaction or waiver of all of the conditions to the closing of the Merger Transactions, or, if the Marketing Period has not ended at the time of such satisfaction or waiver, the closing shall occur on the earlier of (a) any date during or after the Marketing Period specified by T-Mobile (subject to the consent of Sprint to the extent such date falls after the Outside Date) or (b) the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the final day of the Marketing Period. The Amendment also modifies the Business Combination Agreement so as to limit the actions the parties may be required to undertake or agree to in order to obtain any remaining governmental consents or avoid an action or proceeding by any governmental entity in connection with the Merger Transactions, recognizing the substantial undertakings already agreed to by the parties, including the transactions contemplated by the Asset Purchase Agreement.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to a copy of the Amendment, which is filed as Exhibit 2.2 hereto and is incorporated herein by reference.

The completion of the Merger Transactions remains subject to regulatory approvals and other closing conditions, pursuant to the Business Combination Agreement, as amended. T-Mobile and Sprint expect to receive final federal regulatory approval in the third quarter of 2019 and currently anticipate that the Merger Transactions will be permitted to close in the second half of the year.

Item 8.01. Other Events.

On July 26, 2019, the U.S. Department of Justice (the “DOJ”) filed a complaint and a proposed final judgment (the “Proposed Consent Decree”) agreed to by T-Mobile, Deutsche Telekom, Sprint, SoftBank, and DISH with the U.S. District Court for the District of Columbia. The Proposed Consent Decree would fully resolve the DOJ’s investigation into the Merger Transactions and would require the parties to, among other things, carry out the divestitures to be made pursuant to the Asset Purchase Agreement described above upon the closing of the Merger Transactions. The Proposed Consent Decree is subject to judicial approval under the Antitrust Procedures and Penalties Act, 15 U.S.C. § 16, for the limited purpose of determining whether the Proposed Consent Decree is in the public interest.

Also on July 26, 2019, T-Mobile and Sprint issued a press release announcing the agreement to divest the Prepaid Business and the DOJ’s filing of the Proposed Consent Decree. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Asset Purchase Agreement, dated as of July 26, 2019, by and among T-Mobile US, Inc., Sprint Corporation, and DISH Network Corporation.*

2.2	Amendment No. 1, dated as of July 26, 2019, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp.*

99.1	Press Release dated July 26, 2019.

*

This filing excludes certain schedules pursuant to Item 601(a)(5) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Commission.

Important Additional Information

In connection with the proposed transaction, T-Mobile has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint, that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of thirteen states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINT CORPORATION

By:	/s/ Stefan K. Schnopp
Name: Stefan K. Schnopp
Title: Vice President and Corporate Secretary

Date: July 26, 2019